Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.

An annual meeting of shareholders of the ING Global Equity Dividend and Premium Opportunity Fund was held on May 6, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, B.V. (“IIMA”) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 3) elect five nominees to the Board of Trustees of the Fund; and 4) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC (“ING IM”) with respect to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	1**	36,919,241.360	2,188,524.772	1,592,756.996	22,882,130.908	63,582,654.036
	2**	36,810,449.720	2,270,228.887	1,619,794.521	22,882,130.908	63,582,604.036
	Proposal	For All	Withhold All	For all Except	Broker non-vote	Total Shares Voted
John V. Boyer	3*	60,585,859.626	2,996,794.410	0.000	0.000	63,582,654.036
Patricia W. Chadwick	3*	60,586,473.133	2,996,180.903	0.000	0.000	63,582,654.036
Albert E. DePrince, Jr.	3*	60,557,152.663	3,025,501.373	0.000	0.000	63,582,654.036
Martin J. Gavin	3*	60,562,934.191	3,019,719.845	0.000	0.000	63,582,654.036
Sheryl K. Pressler	3*	60,578,338.248	3,004,315.788	0.000	0.000	63,582,654.036
	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
	4**	36,938,481.567	2,178,497.400	1,583,544.161	22,882,130.908	63,582,654.036

*Proposal passed.

**Proposals did not pass; Adjourned to July 5, 2013.

2.

A special meeting of shareholders of the ING Global Equity Dividend and Premium Opportunity Fund was held on July 5, 2013 to: 1) approve a new investment advisory agreement for the Fund with ING Investments, LLC prompted by the IPO, and to approve, under certain circumstances, any future advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; 2) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Advisors, B.V. (“IIMA”) with respect to the Fund prompted by the IPO, and to approve, under certain circumstances, any future sub-advisory agreements prompted by Change of Control Events that occur as part of ING U.S.’s Separation Plan; and 3) approve a new investment sub-advisory agreement between ING Investments, LLC and ING Investment Management Co. LLC (“ING IM”) with respect to the Fund.

Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Broker non-vote	Total Shares Voted
1	46,686,745.777	2,778,307.039	2,146,636.896	17,549,933.254	69,161,622.966
2	46,568,585.640	2,877,800.983	2,165,303.089	17,549,933.254	69,161,622.966
3	46,703,915.003	2,779,513.724	2,128,260.985	17,549,933.254	69,161,622.966

Proposals passed.